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August 11, 2017

Via EDGAR Submission

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	MEDNAX, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 10, 2017

File No. 001-12111

Dear Mr. Pacho:

This letter is in response to the Staff’s comment, set forth in your letter dated July 28, 2017 (the “Comment Letter”), addressed to Vivian Lopez-Blanco as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

In accordance with Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please promptly inform the Company of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Dominic J. Andreano, General Counsel of the Company, at MEDNAX, Inc., 1301 Concord Terrace, Sunrise, Florida 33323 or at (954) 384-0175.

Pursuant to Rule 83, a copy of the redacted response letter is also being delivered to the Freedom of Information Act Officer of the Securities and Exchange Commission.

The Staff’s comment is set forth below for ease of reference. In the response below, references to “we”, “our” and “us” refer to the Company.

Segment Reporting, page 73

1. We note you aggregate your operations into a single reportable segment for purposes of presenting financial information in accordance with the accounting guidance for segment reporting. Please identify your operating segments, including their respective

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primary practice group or region, as applicable. Please explain to us, in detail, how your current aggregation approach is consistent with the overall objectives of ASC 280-10-10-1 and the quantitative and qualitative factors cited in ASC 280-10-50-11. In this regard, we note from your earnings call that you addressed dissimilarities among your practice groups with respect to EBITDA, fixed cost infrastructure, technology (i.e., vRAD), internal bonus eligibility threshold established for each practice, and payor mix, among others.

The Company uses the management approach, in accordance with ASC 280, Segment Reporting, to determine its operating segments. Operating segments are considered based on components of the entity that engage in business activities from which it earns revenue and incurs expenses, whose operating results are regularly reviewed by the Company’s chief operating decision maker when making decisions about resource allocation and for which discrete financial information is available. Based on this criterion, historically, the Company had managed its operations and provided services in the specialty and subspecialty areas of pediatrics and anesthesia, and these had historically been deemed as the Company’s two primary operating segments for which the aggregation criteria had historically been met.

During 2015, a realignment of the Company’s operations began with the goal of moving away from this practice specialty focus of pediatrics and anesthesia. Effective January 1, 2016, the Company began operating these physician specialties and subspecialties under one unified organization, ultimately named “MEDNAX National Medical Group,” in order to enable the Company to support its hospital and health system partners, through blended markets, united relationships and shared resources across the country. These shared resources include both clinical and administrative services that support the overall organization.

This strategy allowed the Company to emphasize its ability as “MEDNAX, Health Solutions Partner” to provide a diverse array of pediatric and anesthesia services to its hospital and health system partners nationwide. As one company, one brand, one voice, the Company was able to better utilize its many strengths across the organization to improve performance and customer satisfaction, both clinically and operationally. Aligning all of the Company’s pediatric and anesthesia service lines allowed the Company to bring all of its strengths to bear as a true multi-solutions provider to its clinicians, patients and partners to stay ahead of the constantly changing healthcare environment.

During 2015, the Company added another physician specialty, radiology services, through its acquisition of Virtual Radiologic Corporation (“vRad”). The long-term plan for integration of this service line is still underway from the management approach perspective, so it was considered as a separate operating segment for purposes of the segment reporting analysis for 2015 and 2016 and will continue to be analyzed as a separate operating segment as the long-term plan for this service line remains under development. The goal will be to fully integrate the radiology service line into the MEDNAX National Medical Group physician services organization as it develops and continues to grow.

In 2014, prior to the addition of radiology services, the Company added a revenue cycle management and patient financial lifecycle solutions company whose primary services include billing, coding and collections. The Company utilizes the services at its affiliated physician practices as an extension of its revenue cycle management department and also provides services to external customers. All intercompany activity is eliminated in the Company’s financial statements. Additional acquisitions under this service

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line took place in 2015 and 2016, primarily in the area of third-party receivable solutions that significantly expanded the capabilities of this organization. The Company considers its management services organization as a separate operating segment. For purposes of the Company’s operating segment analysis, because the operations of this management services operating segment is quantitatively immaterial (4.7% of net revenue for fiscal year 2016), the operating results have not been separately analyzed. The fundamental principle of the accounting guidance is to ensure that investors are not impacted by the aggregation of operating segments, and the Company believes that the inclusion of the immaterial operations of its management services operating segment within the Company’s one reportable segment does not impact investors.

Therefore, the Company has two operating segments consisting of physician services (excluding radiology) and radiology services that require analysis, and the Company believes it is properly aggregating these two operating segments. The accounting guidance in ASC 280 does not provide any “bright lines” to use when assessing whether two or more operating segments may be aggregated. The guidance states that two or more operating segments may be aggregated into a single reportable segment if the segments have similar economic characteristics, and if the segments are similar in five specific areas. The Company’s management has used its judgment to analyze the aggregation criterion, and a summary of management’s assessment is provided below.

First, the five areas specified in the accounting guidance are addressed for the two operating segments as follows:

•	The nature of the products and services

MEDNAX is a national health solutions partner comprised of the nation’s leading providers of physician services across various specialties and subspecialties. The Company’s affiliated physicians use evidence-based tools, continuous quality initiatives, clinical research and telemedicine to enhance patient outcomes and provide high-quality, cost-effective care. A majority of physician services provided by the Company are delivered in similar settings, primarily hospital or office-based settings while others are provided to hospital and other healthcare providers through technology. The Company’s key relationships with its hospital and other healthcare provider partners and customers, third-party payors and collaborating and referring physicians are considered critical in its physician services provided by its affiliated physician practices. The Company’s hospital partners benefit from the Company’s expertise in managing critical care units and other settings staffed with physician specialists, including managing variable admission rates, operating costs, complex reimbursement systems and other administrative burdens while certain of the Company’s hospital and other healthcare customers benefit from the vast subspecialty experience across its affiliated pediatric, anesthesiology and radiology physician population. The Company maintains professional working relationships with third-party payors and in most cases performs the administrative process of billing and collection. In other cases, the hospital contracts directly with the Company to provide certain services on a fee for service basis with the billing and collection to the third-party payors performed directly by the hospital.

•	The nature of the production process

The Company does not produce a product and does not believe this criterion is directly applicable. However as a point of clarification, almost all of the Company’s physician services have similar operating requirements (physician employment

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or other service contracts, managed care contracting, billing and reimbursement, hospital contracts, etc.) A majority of physician services provided by the Company are delivered in similar settings, primarily hospital or office-based settings while others are provided to hospital and other healthcare providers through technology. The Company’s service lines are supported by the same shared services at the Company’s headquarters.

•	The type or class of customer for their products and services

The Company provides services primarily to patients that have insurance through organizations with which the Company has contracted. The Company also contracts directly with hospitals or other healthcare providers to provide physician services through its affiliated physician practices. The Company also provides services to hospitals and other healthcare providers to cover certain specialties through telemedicine and consultative arrangements so that the hospital has access to a network of physicians with specialty and subspecialty training. The Company receives compensation for professional services provided by its affiliated physicians to hospitals and patients based upon rates for specific services provided, principally from third-party payors. A significant portion of the Company’s revenue is received from government-sponsored healthcare programs. In order to participate in such government programs, the Company and its affiliated practices must comply with stringent and often complex enrollment and reimbursement requirements. All the Company’s affiliated physicians are providers under Medicaid or Medicare programs.

•	The methods used to distribute their products or provide their services

In most cases the Company’s affiliated physicians are introduced to patients for a particular consult, treatment or intervention following a referral from another physician, usually an obstetrician, pediatrician, or surgeon. In other cases, the Company provides services via a telemedicine arrangement, hospital physicians receive diagnoses from the Company’s affiliated physicians, but the hospital or other healthcare provider has the primary contact with the patient. Any hospital-based physicians must work closely with their hospital partners to preserve existing admission patterns and to identify opportunities to expand key service lines like surgery and labor and delivery by recruiting more admitting physicians such as surgeons and obstetricians.

•	If applicable, the nature of the regulatory environment

All of the Company’s service lines are specific to the healthcare industry and are subject to extensive and complex federal, state and local laws and regulations. Of particular importance are:

•	Federal laws including the federal False Claims Act;

•	Provisions of the Social Security Act such as the “anti-kickback” law and the “Stark Law”;

•	Other provisions of the Social Security Act that impose criminal penalties on healthcare providers to disclose or refund known overpayments;

•	Similar state law provisions pertaining to anti-kickback, fee splitting, self-referral and false claims issues;

•	Provisions of, and regulations relating to, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and

•	Federal and state laws that prohibit providers from billing and receiving payment from Medicaid or Medicare for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

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With respect to similar economic characteristics, the accounting guidance in ASC 280 does not define the term “similar” and does not provide guidance on the time horizon of historical or future periods to be evaluated. Further, although ASC 280 provides “long-term average gross margins” and “sales trends” as examples of the measures to be considered, it does not indicate what other measures are acceptable or what would be an acceptable spread between those measures. Accordingly, based on management’s judgment, earnings before interest, taxes and depreciation and amortization (“EBITDA”) is the appropriate measure of financial performance to use when determining similar economic characteristics of its operating segments.

Qualitative Considerations

The Company’s two operating segments face similar economic characteristics. As previously discussed, the compensation received for physician services provided by its affiliated physician practices is based upon rates for specific services, primarily from third-party payors as well as from hospitals and other healthcare providers. Government programs are usually fee-for-service payment systems. Other options include managed care, preferred provider organizations, and private fee-for-service and specialty plans.

Quantitative Considerations—Expectation of Similar Long-Term Financial Performance

Based on the Company’s analysis, the Company expects that the long-term EBITDA margins of its operating segments will be similar.

As of December 31, 2016, the EBITDA margins for the Company’s physician services (excluding radiology) and radiology operating segments were [***]% and [***]%, respectively. As required in the accounting guidance, the Company based its quantitative assessment related to EBITDA margins on a long-term view. For purposes of the analysis, the period used was five years.

The Company’s EBITDA margins for physician services (excluding radiology) have historically remained relatively stable; therefore, this was used as the starting point. As of December 31, 2016, based on the Company’s assumptions, the radiology operating segment over a five year time period was expected to have an operating margin of [*]%. The revenue growth assumption estimates ranged from approximately [***]% in 2017 to [***]% in 2020. It should be noted that operational, financial or managerial synergies that may result as the overall integration plan for this service line is developed could slightly increase its EBITDA margins over time.

Although the accounting guidance does not define “similar,” it has been observed through various interpretative materials, that the SEC Staff has not objected to a difference in margins in aggregated operating segments of approximately 10%, but has objected to a difference in margins of over 20%. With the Company’s physician services (excluding radiology) operating segment being the most established with an overall EBITDA margin of [***]%, the disparity in margins would be acceptable based on this in a range of approximately [***]% (at 10%) to [***]% (using a more conservative 15%). A difference in excess of approximately [***]% (at 20%) would be considered too disparate. The difference between the Company’s two operating segments’ expected long-term EBITDA margins of [***]% ([***]% EBITDA margin for physician services (excluding radiology) as compared to the expected long-term EBITDA margin of approximately [***]% for radiology services) is well under the acceptable range.

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With respect to the areas that the Staff noted as dissimilarities across the Company’s physician practices, many of these items vary by individual practice in general. For example, in all of our practice areas, payor mix can vary from time to time due to geographic characteristics, shifts in population ages and other factors. Any payor mix variance can affect an individual practice’s profitability, including internal profitability thresholds established to set a baseline before bonuses can be earned, and the practice’s EBITDA. A majority of physician services provided by the Company through its affiliated practices are delivered in similar settings, primarily hospital or office-based settings while others such as radiology, due to the fact that the physician service is to read an image such as an x-ray, are provided to hospital and other healthcare providers through technology (i.e. “vRad”). Almost all of the Company’s physician services provided through its affiliated physician practices have a fixed cost component such that challenges with respect to volume, payor mix and other reimbursement related factors that affect revenue, as well as any challenges that increase expenses, affect the underlying practices’ profitability, including the practices’ EBITDA. Despite these practice level dissimilarities, we believe that when these areas are viewed at the operating segment level, the areas are not materially dissimilar.

For example, certain operating challenges discussed on the Company’s earnings calls that affected the Company’s radiology physician service line in late 2016 with respect to volume and compensation expense increases and affected the Company’s physician services (excluding radiology) thus far in 2017, such as payor mix shifts and compensation expense increases, have impacted the Company’s current year results and are expected to impact its growth and profitability throughout 2017. However, it is expected that the longer term growth rates and profitability will improve in 2018 and beyond such that they are materially in line with the assumptions used at December 31, 2016 to estimate long-term EBITDA margins.

Based on the above analysis, including the long-term view on economic performance as required in the accounting guidance, the Company concludes that its operating segments qualify for aggregation into a single reportable segment.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Dominic J. Andreano, the Company’s general counsel, at the same address.

Very truly yours,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

cc:	Kathryn Jacobson (SEC)

Robert S. Littlepage (SEC)

Dominic J. Andreano